News Release TSX-V: PDO 12-1 January 19, 2012

PORTAL RESOURCES OUTLINES ACQUISITION FINANCING PLAN

Portal Resources Ltd. (TSX Venture Exchange: PDO) is pleased to announce the financing structure for its proposed $8.3 million acquisition of oil and natural gas production, reserves and associated assets in West Central Saskatchewan.

To complete the acquisition the Company will raise $9 million with a combination of the following: 1) $2.5 million in senior bank debt for the purchase with a $1.5 million development line of credit; 2) up to $3 million in equity; and 3) up to $6 million in convertible debentures.

The senior project loan facility will be through a Canadian bank and we are currently reviewing term sheets to select the lender.

The Company proposes to sell up to 37,500,000 Units of the Corporation at a price of $0.08 per Unit for gross proceeds of up to $3,000,000, each Unit being comprised of one Common Share and one-half of one Common Share Purchase Warrant (“Warrant”) of the Corporation.  Each whole Warrant will entitle the holder thereof to purchase one additional Common Share at a price of $0.12 for a term of 18 months from the issue date of the Warrant.

The Company proposes to sell up to $6,000,000 of 12% Convertible Unsecured Subordinated Debentures (“Debentures”) having a two-year term to maturity and which are convertible at the option of the holder (commencing from the first anniversary term) into Common Shares at a conversion price of not less than CDN $0.15 per Common Share.

“This acquisition greatly expands our land position in this core area of focus, our team sees the potential to increase the average daily production through the development of 13 proven and probable well locations as outlined in the McDaniels Engineering Report.  Take the time and review the Corporate Presentation on Portal’s website and you will get an understanding of the magnitude of the impact that it will have on the Company. It is our belief that this project and our holdings in this region will provide a solid platform to grow,” stated David Hottman, President & CEO.

For additional information concerning this asset purchase, please review Portal news releases dated, October 13, 2011 and December 20, 2011.

Portal Resources is focused on the exploration and development of oil and gas in Western Canada. To view the presentation, visit Portal’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

This press release contains certain forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "predict" and "potential" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These forward-looking statements are made as of the date of this press release and the Company does not undertake to update any forward-looking statements that are contained in this press release, except in accordance with applicable securities laws.

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com